Shareholder Meeting Results (unaudited)

The Special Meeting of Shareholders of Tax-Free Trust
 of Oregon (the "Trust") was held on June 13, 2008.
The holders of shares representing 52% of the total net
 asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders
 (the resulting votes for are presented below).


		Dollar Amount of  Votes:


1.  To act on an Advisory and Administration Agreement

	For		Against		Abstain
	$ 198,714,597	$2,752,894	$8,840,468



1.  To act on a new Sub-Advisory Agreement


	For		Against		Abstain
	$198,198,441	$2,903,194	$9,206,335